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SECURI 13010757 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIS Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

597 Fifth Avenue, 8th Floor,
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Greca (212) 314 0990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co
(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza, Suite 1700 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/7/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Greca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIS Capital Markets, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briggs & Veselka Co.

A PROFESSIONAL CORPORATION

Certified Public Accountants and Business Advisors

CIS Capital Markets, LLC

Financial Statements and Supplementary Information
For the Year Ended December 31, 2012

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
CIS Capital Markets, LLC
Houston, Texas

Report on the Financial Statement

We have audited the accompanying statement of financial condition of CIS Capital Markets, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Member of
CIS Capital Markets, LLC
Re: Independent Auditors' Report

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of CIS Capital Markets, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
Houston, Texas

February 25, 2013

CIS Capital Markets, LLC
Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	7,776,169
Accounts receivable - trade		225,000
Accounts receivable - clearing organization		41,389
Prepaid expenses		165,132
Rental deposit		43,750
Deferred tax		2,601,010
Taxes receivable		51,184
Property and equipment, net		68,355
Goodwill		275,000
Other assets		103,620
TOTAL ASSETS	**$**	**11,350,609**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	28,356
Accrued expenses and other liabilities		804,585
Deferred rent		41,997
Due to affiliate		57,902
Taxes payable		2,984
TOTAL LIABILITIES		935,824
MEMBER'S EQUITY		
Member's equity		10,414,785
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**11,350,609**

The accompanying notes are an integral part of these financial statements.

1 NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CIS Capital Markets, LLC (the Company) is a single member limited liability company wholly-owned by Clarkson (USA) Inc. (Clarkson). The Company was purchased from SFL Holdings, LLC by Clarkson on February 2, 2011. The name of the Company was changed from SFL Securities, LLC to CIS Capital Markets, LLC post-acquisition.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is a Principal American Liaison through the OTCQX. The Company participates in debt and equity underwritings, private placements, equity trading and financial advisory services. The Company trades on a fully disclosed basis through a contract with a clearing organization. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include, but are not limited to, estimated revenues on underwritings or investment banking transactions, the collectability of accounts receivable and the estimates used when evaluating goodwill for impairment. Because of the inherent uncertainties in these estimates, it is at least reasonably possible that the estimates used will change in the near term.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms requiring payment upon receipt. Receivables are recorded when invoices are issued and are presented in the statement of financial position net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. There was no allowance for doubtful accounts at December 31, 2012.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, which is provided using the straight-line method over the estimated useful lives of the individual assets ranging from three to seven years. Significant improvements and betterments are capitalized if they extend the useful life of the asset. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the life of the lease plus anticipated extensions.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax law. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to corporate taxes by virtue of its inclusion in the Parent's corporate tax filings and, therefore, records a provision for such current or deferred taxes as may be applicable to its operations. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns and deferred tax benefits utilized by the Parent Company are subject to reimbursement by the Parent.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

ASC 740, *Accounting for Income Taxes*, prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized.

The Company files income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal or state examinations by tax authorities for years before 2011. At December 31, 2012, the Company's tax returns open for review by taxing authorities was 2011.

1 NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Goodwill

Recorded goodwill represents the excess of the purchase price over separately identifiable net assets acquired upon the Parent's acquisition of the Company in 2011. The Company performs an annual impairment test of goodwill for each of its reporting units, or more frequently if circumstances indicate that an impairment may exist. The Company first performs a qualitative assessment by evaluating relevant events or circumstances to determine whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. If the Company is unable to conclude qualitatively that it is more likely than not that a reporting unit's fair value exceeds its carrying value, then it will use a two-step quantitative assessment of the fair value of a reporting unit. The determination of impairment is made by comparing the carrying amount with its fair value, which is calculated using a combination of a market, comparable transaction and discounted cash flow approach.

Adoption of New Accounting Standards

The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on its financial statements.

2 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012:

Leasehold improvements	$ 37,099
Furniture and fixtures	16,881
Computer Equipment	19,868
Software	7,500
	81,348
Less: accumulated depreciation	(12,993)
Total property and equipment, net	$ 68,355

Depreciation expense was $12,993 for 2012. Depreciation expense is an other expense in the statement of operations.

3 CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions on a fully disclosed basis for all security transactions introduced by the Company. At December 31, 2012 there was no deposit with the clearing organization.

4 INCOME TAXES

The components of income tax benefit for the year ended December 31, 2012 is as follows:

Current federal income tax	$ -
Deferred income tax benefit	(2,603,569)
State income tax	30,220
Total income tax benefit	$ (2,573,349)

The Company's net deferred income tax asset at December 31, 2012 arose from the net operating loss carry forward and differences in the book and tax methods of recording rent, amortization on goodwill and depreciation on property and equipment. Net long-term deferred income tax asset amounted to $2,601,010 at December 31, 2012. As discussed in Note 1, the Company is a limited liablity company and the deferred tax benefit related to the Company's net operating loss passes through to its Parent. As such, the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible at the Company or Parent level. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences at December 31, 2012.

The Company has no uncertain income tax positions or any interest or penalties associated with uncertain income tax positions.

5 COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the settlement date. There was no open underwriting commitment due to the Company at December 31, 2012.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through December 30, 2015. Lease expense was $230,683 at December 31, 2012. At December 31, 2012, future minimum rental commitments on such leases are as follows:

For the Year Ended December 31:	Amount
2013	$ 265,781
2014	273,755
2015	278,486
Total	$ 818,022

From time-to-time, the Company is subject to various litigation and other claims in the normal course of business. The Company establishes liabilities in connection with legal actions that management deems to be probable and estimable. No amounts have been accrued in the financial statements with respect to any matters.

6 CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2012, the Company held no operating cash in excess of federally insured amounts.

The Company also maintains certain brokerage accounts which are insured by the Securities Industry Protection Corporation (SIPC) on amounts up to $500,000. At December 31, 2012, the Company had no brokerage account balances in excess of the SIPC limit.

7 MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also providing that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is a member of an over the counter quotation system known as OTCQX. OTCQX is for companies that meet the highest financial standards and undergo a qualitative review by the organization. To be a member of OTCQX a minimum net capital of $1,000,000 is required. At December 31, 2012, the Company had net capital of $6,881,734, which exceeds its required net capital for OTCQX of $1,000,000 by $5,881,734, and the SEC's required net capital of $100,000 by $6,781,734. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1 at December 31, 2012.

8 RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Clarkson Shipping Services (USA) LLC (formerly Clarkson Shipping Services (USA) Inc., "CSS") an entity that shares common ownership, to provide overhead services, such as administrative expense. These administrative expenses include operational cost such as rents, payroll, communications and other administrative support services; the overhead fee expense is allocated based on estimated usage and charged evenly through our the year, any change in the estimation process would be amended in the expense sharing agreement. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed annually. The overhead fee for year ended December 31, 2012 was $222,000.

CSS paid for direct expenses outside of the expense sharing agreement, including staff salaries, for the Company as part of a centralized administration function up until mid April. After this point direct expenses were paid by the Company except for adhoc charges that are initially paid for by CSS but relate to the Company's activities. The amount owed to CSS at December 31, 2012 was $57,902.

The Parent made capital contributions during 2012 of $11,000,000 related to regulatory capital requirements.

The Company has a note receivable from an employee for $100,000, the note bears interest at 4% and is payable in 12 equal monthly installments of $8,333 plus accrued interest beginning on February 1, 2013.

9 BENEFIT PLAN

The Company has a defined contribution 401(k) benefit plan with Safe Harbor Plan provisions. Participants may elect to make pre-tax or Roth 401(k) deferral salary reduction contributions, as defined in the Plan, up to the maximum amount allowed by law. The Company makes Safe Harbor employer matching contributions to each participant equal to the sum of 100% of each participant's elective deferrals which do not exceed 3% of compensation plus 50% of elective deferrals between 3% and 5% of compensation. Additionally, discretionary employer contributions may be made to the Plan and allocated to eligible participants based on compensation. Contributions to the Plan amounted to $106,502 for the year ended December 31, 2012.

10 RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to the Possession of Control Requirements are not required.

11 FINANCIAL CONDITION

In 2012, the Company's operations were adversely impacted by significant declines in overall investment banking activity due to a lack of workforce and business opportunity in the market. However, the Company benefitted from the financial support of its parent company, which operates other unrelated business units that experienced greater operational success during the year. The Company is still implementing business processes, systems, strategies and the acquisition of a full and skilled labor force. At December 31, 2012 the workforce of the Company was nearly complete. 2013 will be the first full year that all of the Company's operations will be in place and as a result, management feels the operations and financial condition of the Company will greatly improve.

12 SUBSEQUENT EVENTS

On January 4, 2013 the Company made two separate deposits in accordance with the terms of the clearing organization agreement entered into with ConvergEx Execution Solutions, LLC (ConvergEx). $75,000 was deposited into the ConvergEx clearing account for domestic trading activity, and $25,000 was deposited into the G-Trade clearing account for international trading activity.

The Company has evaluated subsequent events through February 25, 2013, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.